Exhibit 99.1

[COMPANY LOGO]


                                                   September 17, 1996

Dear Stockholders:

        After careful consideration and extensive consultation with its independent financial and legal advisors, Chateau's Board of Directors has unanimously voted to approve a revised merger agreement with ROC
Communities, Inc. under an improved exchange ratio and to reject the unsolicited tender offer by MHC Operating Limited Partnership.

        The effect of the revised merger agreement is that each outstanding share of Chateau common stock will represent 1.0316 shares of the combined entity, rather than one share as contemplated under the original agreement. This improvement in the exchange ratio results from a payment by Chateau of a stock and OP Unit dividend equal to 3.16% of the outstanding Chateau common stock and units prior to the effective date of the merger, but contingent upon the merger having been approved by a majority of Chateau stockholders. A further economic benefit may be realized if OP Unitholders elect to exchange into common stock. Assuming that 70% of the OP Units were exchanged, for example, the effective exchange ratio for Chateau stockholders would be approximately 1.06. The exchange ratio for ROC stockholders remains unchanged at 1.042.

        In connection with the ROC merger, the Board also unanimously approved a number of new initiatives designed to provide a balanced package of long-term and short-term value that responds to stockholders with different investment objectives and more accurately reflects the Company's worth.

        These initiatives include:

o A program to repurchase, either through open market purchases, negotiated purchases, or a tender offer, up to 1.45 million of the approximately 6.1 million shares of the Company's common stock currently outstanding.

o In addition, ROC has indicated its intent to purchase, from time to time, up to 350,000 shares of Chateau common stock prior to the merger and Chateau has waived the restrictions of its standstill agreement with ROC with respect to these purchases.

o       An opportunity for each holder of limited partnership interests
        (OP Units) in the Company's operating partnership, CP Limited Partnership, to exercise their existing right to exchange, on a tax-efficient basis, their OP Units for one share of the Company's common stock to be effected prior to the merger. In recognition of this opportunity to exchange on a tax-efficient basis, each OP Unitholder will be required to waive its right to the OP Unit dividend, thus reallocating such dividend to the existing Chateau common stockholders. Certain holders have indicated their intention to exchange up to approximately 6 million OP Units into Chateau common stock, which as described above will have the effect of transferring the benefit of their OP Unit dividend to Chateau common stockholders. If 70% of the approximately 8.8 million outstanding OP Units were exchanged, the effective exchange ratio to Chateau common stockholders would be increased to approximately
        1.06. In connection with the exchange, exchanging OP Unitholders will be given the opportunity to purchase common stock from Chateau and/or ROC at fair market value.

        Importantly, the share repurchase program will provide immediate liquidity to those holders who wish to sell some or all of their shares, while enabling continuing holders to benefit from the ongoing growth of the Company after the ROC merger.



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        In reaching its decision, the Board determined that the revised merger agreement with ROC offers attractive financial and operational benefits and represents the best alternative for Chateau stockholders.

        We believe that the merger with ROC Communities will significantly increase the geographic diversity of the properties owned by the Company and reduce exposure to fluctuation in local economic cycles.

        In connection with its decision to proceed with the revised ROC merger, the Company's Board of Directors, after consultation with its financial advisors, Goldman Sachs and Merrill Lynch, rejected the MHC offer as inadequate and reaffirmed its intent to pursue a strategic merger that enables stockholders to continue to benefit from an equity participation in the combined enterprise.

        The Company's directors and officers do not intend to sell any shares in connection with the repurchase program or to tender into the MHC offer. YOUR BOARD OF DIRECTORS STRONGLY RECOMMENDS THAT STOCKHOLDERS NOT TENDER THEIR SHARES INTO THE MHC TENDER OFFER.

        Additionally, in reaching its determination to proceed with the ROC merger, the Board of Directors also carefully considered, with the assistance of its legal and financial advisors, the offer of Sun Communities, Inc. The Board determined that the long-term benefits of a combination with ROC were superior to a combination with Sun. This conclusion was based on several factors, including a judgment concerning Sun's property portfolio, the nature and compatibility of the combined management teams and the acquisition practices of the two companies.


        We believe the steps we are announcing today, combined with the continued implementation of our long-term strategic plan, will best protect and enhance value for our stockholders and serve the interests of all of our constituencies.

        The enclosed Schedule 14D-9 describes your Board's decision to reject the MHC offer and contains other important information relating to its decision. We urge you to read it carefully.

        Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                    Sincerely,



                                    John A. Boll
                                    Chairman of the Board